BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: C0721125

CERTIFICATE OF CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that Mercator Minerals, Ltd., which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0045501, has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name MERCATOR MINERALS LTD. on April 7, 2005 at 01:03 PM Pacific Time.

Issued under my hand at Victoria, British Columbia

On April 7, 2005

JHPowell

JOHN S. POWELL

Registrar of Companies

Province of British Columbia

Canada